CLOSING INSTRUCTIONS

1. For this Subscription Agreement to constitute a valid subscription for shares of Series A-1 Preferred Stock ("Shares") of Rowheels, Inc. (the "Company"), the Subscription Agreement and the Joinder Agreement attached hereto as **Schedule 1** must be executed and returned through the Wefunder platform.

2. Payment for the Shares subscribed for must be made through the Wefunder platform.

3. The Subscription Agreement will become effective only upon the Company's acceptance thereof. The Company reserves the right to accept or reject all or any portion of any subscription in its sole discretion. If the Company decides to accept the Subscription Agreement it will execute an acceptance to the Subscription Agreement and return the same to the Investor with a stock certificate after the closing. If this subscription is rejected in whole, the payment for the Shares will be promptly returned to the Subscriber without interest or deduction. If this subscription is accepted only in part, any refund of the Subscription Amount for that portion of the subscription for Shares which is not accepted will be promptly delivered to the Subscriber without interest or deduction.

   Please direct any questions regarding these instructions to Gaurav Mishra, Chief Executive Officer, Rowheels, Inc., 8001 Terrace Avenue, Middleton, Wisconsin, 53562, (612) 437-6705, gm@rowheels.com.

ROWHEELS, INC.
SUBSCRIPTION AGREEMENT FOR SERIES A-1 PREFERRED STOCK

This is a Subscription Agreement ("Subscription Agreement") to purchase from Rowheels, Inc., a Delaware corporation (the "Company"), the number of shares of the Company's Series A-1 Preferred Stock (referred to herein as the "Shares") as indicated on the signature page hereto.

The undersigned (the "Subscriber") hereby agrees to purchase from the Company the number of Shares set forth on the signature page hereof and to become bound to the Company's Amended and Restated Voting Agreement, dated as of September 18, 2018 (the "Voting Agreement"), and the Amended and Restated Investors' Rights Agreement, dated as of September 18, 2018 (the "Investors' Rights Agreement" and, with the Voting Agreement, the "Shareholder Agreements").

The Subscriber acknowledges and agrees that the Company's offering of Shares is subject to withdrawal, cancellation or modification, that this subscription is not binding on the Company unless and until it is accepted by the Company, and that the Company has the right to accept or reject any subscription in whole or in part.

Representations and Warranties of Subscriber

In connection with the sale of Shares to the Subscriber and to induce the Company to issue the Shares, the Subscriber hereby represents, warrants and agrees as follows:

1. The Subscriber acknowledges that Subscriber's subscription, if accepted, shall be part of a larger offering of up to $3,000,000 of Shares at $7.00 per Share for new cash investments (the "Offering") (including Shares to be issued at a price per share ranging from $5.60 to $7.00 on the conversion of convertible notes in the original principal amount of $1,630,000), plus the potential conversion at a twenty percent discount into this Offering of some or all additional convertible debt issued by the Company prior to September 18, 2018, which convertible debt has an aggregate principal amount of $300,000, plus all accrued interest.

2. The Subscriber acknowledges that the Subscriber has been given an opportunity to (a) ask questions and receive satisfactory answers concerning the terms and conditions of the Offering and concerning the Company and (b) obtain additional information in order to evaluate the merits and the risks of an investment in the Company. To the extent the Subscriber has taken advantage of such opportunity, the Subscriber has received satisfactory answers concerning the Company and the terms and conditions of the Offering. In making this subscription, the Subscriber has relied solely upon the Subscriber's own independent investigation and independent advisors, and has not relied upon any oral representations made by the Company or its agents.

3. The Subscriber is a prudent and knowledgeable investor, and has received all such information the Subscriber deems necessary and appropriate for the evaluation of the purchase of the Shares.

4. The Subscriber is aware that: (a) the Company may accept this subscription in whole or in one or more parts; (b) no federal, state or local agency has passed upon the Shares, or made any finding or determination as to the fairness of purchasing the Shares; and (c) the Subscriber is not entitled to cancel, terminate, or revoke this subscription or any of the powers conferred herein. The Subscriber acknowledges and is aware that an investment in the Company is a speculative investment that involves a high risk of loss of Subscriber's entire investment in the Company.

5. The fact that the Wisconsin Economic Development Corporation ("WEDC") has certified the Company as a Qualified New Business Venture is not an endorsement by either the State of Wisconsin or the WEDC of the quality of management of the Company or the Company's potential future earnings, and that the use of the phrase "certified" and/or "qualified new business venture" is not a recommendation or endorsement of the Subscriber's investment or the Company by the WEDC. The WEDC is not liable for any damages or losses a Subscriber may suffer as a result of the Subscriber's investment in the Shares.

6. The Subscriber, by reason of Subscriber's knowledge and experience in financial and business matters, and Subscriber's access to information about the Company, is capable of evaluating the merits and risks of an investment in the Shares, and has not retained a purchaser representative in connection with the evaluation of such merits and risks.

7. In reaching the conclusion that the Subscriber desires to acquire Shares, the Subscriber acknowledges, represents and warrants that the Subscriber has carefully evaluated the financial resources, net worth and investment position of the Subscriber, including, with respect to natural persons, all investments in securities that are not readily marketable, and the risks associated with this investment. The Subscriber is able to bear the economic risks of this investment and has adequate net worth to provide for Subscriber's current needs and has no need for liquidity in the Shares. The Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act of 1933, as amended, or any state securities laws, and are being offered and sold in reliance upon federal and state exemptions from registration requirements for transactions not involving any public offering. The Subscriber recognizes that reliance upon such exemptions is based in part upon the representations of the Subscriber contained herein. The Subscriber understands that the Subscriber must bear the economic risk of an investment in the Shares for an indefinite period. There is no public market for the Shares, and no such market is likely to develop.

8. Pursuant to the Shareholder Agreements, the Subscriber fully understands that the transferability of the Shares is restricted and that the Subscriber is also restricted from selling or otherwise transferring the Shares under federal and state securities laws. The Subscriber acknowledges that the Subscriber's subscription is conditioned upon the Subscriber executing the Joinder to the Shareholder Agreements attached hereto as Schedule 1. The Subscriber fully understands and hereby agrees to the restrictions on transfer imposed on the Shares by the Shareholder Agreements. The following legends will appear on the Subscriber's stock certificates:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT AND AN INVESTORS' RIGHTS AGREEMENT, AS EITHER OR BOTH MAY BE AMENDED FROM TIME TO TIME, (COPIES OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT AND INVESTORS' RIGHTS AGREEMENT, INCLUDING CERTAIN RESTRICTIONS AND OBLIGATIONS, INCLUDING WITH RESPECT TO THE TRANSFER OF SUCH SHARES, SET FORTH THEREIN.

9. The Subscriber is acquiring the Shares for the Subscriber's own account for investment purposes, and the Subscriber is not acquiring the Shares on behalf of any other person or with a view towards distributing or reselling the Shares. The Subscriber further represents that the financial condition of the Subscriber is such that the Subscriber is not under any present necessity or constraint to dispose of such Shares to satisfy any existing or contemplated debt or undertaking. The Subscriber further represents that the Subscriber has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for or which is likely to compel a disposition in any manner of the Shares, that the Subscriber is not aware of any circumstances presently in existence which are likely to promote in the future any disposition by the Subscriber of the Shares, and that the Subscriber does not have in mind any sale of the Shares upon the occurrence or nonoccurrence of any predetermined or undetermined event or circumstance.

10. The Subscriber acknowledges that neither the Company, nor any person acting on behalf of the Company, offered the Shares by means of any form of general solicitation or general advertising, such as media advertising or seminars. The Subscriber agrees and acknowledges that the Subscriber is not purchasing the Shares based on or in response to any public solicitation relating to this Offering.

11. All of the negotiations concerning this transaction have been carried on solely by the parties, their respective employees, counsel and financial advisors, and, on behalf of the Company, the Company's officers and directors. The Subscriber has not dealt with any broker or other person who could claim a broker's fee or other remuneration with regard to any purchase of the Shares nor is the Subscriber aware of any commission or other remuneration being paid or given or to be paid or given directly or indirectly with regard to such purchase. The Subscriber has relied upon the Subscriber's own legal counsel as to all legal matters and questions presented with reference to the Offering and has relied upon the accountant or other financial advisor of the Subscriber and/or the financial experience of the Subscriber as to all financial matters and questions presented with reference to this Offering.

12. The Subscriber's domicile and principal residence are maintained at the Subscriber's address on file with Wefunder, and the Subscriber has no present intention of becoming a resident of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Subscriber has its domicile, principal place of business or principal office at the Subscriber's address on file with Wefunder and has no present intention of relocating such domicile, principal place of business or principal office to any other state or jurisdiction.

13. If the Subscriber is an entity, (i) the purchase of the Shares has been duly authorized in accordance with the Subscriber's governing documents, and (ii) one of the Subscriber's duly authorized officers will execute this Subscription Agreement and the Joinder to the Shareholder Agreements, attached hereto.

14. The Subscriber's Social Security Number or Tax Identification Number, if applicable, on file with Wefunder is true and complete.

15. The Subscriber represents and warrants that (a) the information contained herein is true, accurate and complete and may be relied upon by the Company, and (b) the Subscriber will notify the Company immediately of any material change in any of the information contained herein occurring prior to the Company's acceptance of any subscription from the Subscriber with respect to the purchase of the Shares by the Subscriber.

16. This Subscription Agreement and the representations, warranties and covenants set forth herein shall become effective and binding upon the Subscriber, and upon the Subscriber's heirs, legal representatives, successors and assigns, upon the Company' acceptance of this Subscription Agreement.

The representations, warranties, and covenants set forth in this Subscription Agreement shall survive the acceptance hereof by the Company.

17. Subject to limitations, if any, set forth in federal or state law applicable to the Subscriber, the Subscriber hereby agrees to indemnify and hold harmless the Company from and against any and all losses, claims, damages, expenses, and liabilities relating to or arising out of any breach of any representation, warranty, covenant or undertaking made by or on behalf of the Subscriber herein.

18. The Subscriber agrees that the Company's acceptance of this Subscription Agreement on behalf of the Company shall in no way obligate the Company to proceed with the Offering or to complete such Offering and acknowledges that the Company has the right, in its sole and absolute discretion, to abandon the Offering at any time prior to closing thereof and to return the subscription amount, without interest.

19. The Subscriber fully comprehends the terms, conditions and consequences relating to this Offering, including the possibility that the Subscriber must hold the Shares indefinitely, and agrees that the laws of the State of Delaware shall apply to this transaction.

20. The Subscriber acknowledges and agrees that in the event the Offering to investors is oversubscribed, the Company may increase the Offering or allocate subscriptions as it deems advisable, in its sole discretion.

Representations and Warranties of the Company:

If and when the Company accepts this subscription, the Company hereby represents and warrants to the Subscriber as of the date of acceptance as follows:

(a) the Company is a validly subsisting corporation incorporated under the laws of the State of Delaware, is in good standing and has full corporate power and authority to perform each of its obligations as herein contemplated and has requisite corporate power and capacity to carry on its business as now conducted and to own its assets;

(b) this Subscription Agreement, when accepted by the Company, and all other certificates and instruments delivered in connection with the Offering (together, the "Offering Documents") will, as of the acceptance hereof by the Company, constitute legal, valid and binding obligations of the Company enforceable in accordance with their respective terms;

(c) the execution and delivery of, and the performance of the terms of the Offering Documents by the Company, including the issue of the Shares and underlying securities, does not and will not constitute a breach of or default under the governing documents of the Company or any law, regulation, order or ruling applicable to the Company or any agreement, contract or indenture to which the Company is a party or by which it is bound;

(d) the authorized capital of the Company consists of 3,373,090 shares of authorized stock, of which 2,500,000 are designated as Common Stock, 273,090 are designated as Series A Preferred Stock, and 600,000 are designated as Series A-1 Preferred Stock of which, immediately prior to the completion of the Offering, 883,700 shares of Common Stock, 273,090 shares of Series A Preferred Stock, and no shares of Series A-1 Preferred Stock were issued and outstanding as fully paid and non-assessable; and

(e) there are no material claims, proceedings, actions or lawsuits in existence, or, to the Company's knowledge, pending or threatened, against the Company.

[*Signature page follows*.]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Rowheels, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

SCHEDULE 1
to Rowheels, Inc. Series A-1 Preferred Stock Subscription Agreement

Joinder Agreement

This Joinder Agreement (this "Joinder") is made and entered into as of the [EFFECTIVE DATE] by and between Rowheels, Inc., a Delaware corporation (the "Company") and the undersigned subscriber (the "Subscriber").

1. Agreement to be Bound by Voting Agreement. The Subscriber acknowledges receipt of a copy of the Amended and Restated Voting Agreement of the Company dated as of September 18, 2018, and agrees to be bound by all the terms and conditions of such agreement with respect to all of the Subscriber's shares of the Company's Series A-1 Preferred Stock currently held or hereafter acquired and shall be deemed an "Investor" and "Stockholder" thereunder in accordance with Section 7.1(a) thereto.

2. Agreement to be Bound by Investors' Rights Agreement. The Subscriber acknowledges receipt of a copy of the Amended and Restated Investors' Rights Agreement of the Company dated as of September 18, 2018, as amended and agrees to be bound by all the terms and conditions of such agreement with respect to all of the Subscriber's shares of the Company's Series A-1 Preferred Stock currently held or hereafter acquired and shall be deemed an "Investor" thereunder in accordance with Section 5.9 thereto.

3. Counterparts. This Joinder may be executed in multiple counterparts.

4. Facsimile and PDF Signatures. Any signature to this Joinder transmitted electronically by facsimile or pdf software shall be deemed a true and legally binding signature for all purposes and shall for all purposes be considered an original signature.

This Joinder is executed as of the date first written above.

SUBSCRIBER:

[INVESTOR NAME]
Name of Subscriber

Investor Signature
Signature of Subscriber

Name of Signatory (if Subscriber is an entity)

[INVESTOR TITLE]
Title of Signatory (if Subscriber is an entity)

JOINT OWNER OR ADDITIONAL REQUIRED SIGNATURE (IF ANY):

Name of Joint Owner / Additional Signatory

Signature

Name of Signatory (if Joint Owner is an entity)

Title of Signatory (if Joint Owner is an entity)

Agreed and Accepted:
Rowheels, Inc.

By: *Founder Signature*
Gaurav Mishra, CEO